UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

X4 PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

98420X103

(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP IV LLC

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98420X103
1	NAME OF REPORTING PERSON OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 311,493*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 311,493*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,493*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.65%†
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Effective at 5:00 p.m. EST on March 13, 2019, the Issuer (as defined below) effected a 1-for-6 reverse stock split of its common stock (the “Reverse Stock Split”).

†
This percentage is calculated based upon the approximately 6,700,000 shares of common stock of the Issuer outstanding following the Merger (defined below) and Reverse Stock Split, as set forth in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 11, 2019.

CUSIP No. 98420X103
1	NAME OF REPORTING PERSON OrbiMed Capital GP IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 311,493*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 311,493*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,493*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.65%†
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Effective at 5:00 p.m. EST on March 13, 2019, the Issuer effected a Reverse Stock Split.

†
This percentage is calculated based upon the approximately 6,700,000 shares of common stock of the Issuer outstanding following the Merger and Reverse Stock Split, as set forth in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 11, 2019.

Item 1.	Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D supplements and amends the Statement on Schedule 13D originally filed by OrbiMed Advisors LLC, OrbiMed Capital GP IV LLC and Samuel D. Isaly with the Securities and Exchange Commission (the “SEC”) on November 20, 2017 (the “Statement”), and amended by Amendment No. 1 thereto filed with the SEC on January 24, 2018.  The Statement relates to the common stock, par value $0.001 per share of X4 Pharmaceuticals, Inc., f/k/a Arsanis, Inc. (the “Common Stock”), a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 955 Massachusetts Avenue, 4th Floor, Cambridge, Massachusetts 02139.  The Common Stock is listed on the NASDAQ Capital Market under the ticker symbol “XFOR”.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On March 13, 2019, the Issuer completed a previously announced business combination with X4 Therapeutics, Inc., f/k/a X4 Pharmaceuticals, Inc. (“X4”), in accordance with the terms of the Agreement and Plan of Merger, dated as of November 26, 2018, as amended on December 20, 2018 and March 8, 2019, pursuant to which, among other matters, a wholly owned subsidiary of the Issuer merged with and into X4, with X4 continuing as a wholly owned subsidiary of the Issuer and the surviving corporation of the merger (the “Merger”). Effective at 5:00 p.m. EST on March 13, 2019, the Issuer effected a Reverse Stock Split and changed its name to “X4 Pharmaceuticals, Inc.”.

As a result of the Merger and Reverse Stock Split, the Reporting Persons may no longer be deemed the beneficial owners (in accordance with Rule 13d-3 under the Securities Exchange Act or 1934, as amended, or the “Act”), of more than 5% of the outstanding Common Stock.  Accordingly, this Amendment No. 2 constitutes the final amendment to the Schedule 13D and an exit filing for the Reporting Persons.

Item 2 of the Statement is amended to read in full as set forth below.

Item 2.	Identity and Background

(a) This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, and OrbiMed Capital GP IV LLC (“GP IV”), a limited liability company organized under the laws of Delaware (collectively, the “Reporting Persons”).

(b) – (c), (f) Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of GP IV, which is the sole general partner of OrbiMed Private Investments IV, LP (“OPI IV”), which holds Common Stock, as described herein.  Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP IV has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of Advisors and GP IV are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)    name;

(ii)        business address;

(iii)  present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)  citizenship.

(d) – (e) During the last five years, neither the Reporting Persons nor any person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5 of the Statement is amended to read in full as set forth below.

Item 5.	Interest in Securities of the Issuer

(a) – (b) As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Common Stock described in Item 6 below.  Based upon information contained in the most recent available filing by the Issuer with the SEC, such Common Stock constitutes approximately 4.65% of the issued and outstanding Common Stock.  Advisors, pursuant to its authority as the sole managing member of GP IV, the sole general partner of OPI IV, may be deemed to indirectly beneficially own the Common Stock held by OPI IV.  GP IV, pursuant to its authority as the general partner of OPI IV, may be deemed to indirectly beneficially own the Common Stock held by OPI IV.  As a result, Advisors and GP IV share the power to direct the vote and to direct the disposition of the Common Stock held by OPI IV.  Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Common Stock held by OPI IV.

(c) The Reporting Persons have not effected any transactions in the Common Stock during the past sixty (60) days.

(d) Not applicable.

(e) As of March 13, 2019, the Reporting Persons are believed to have ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock.

The first paragraph of Item 6 of the Statement is amended to read in full as follows.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer
In addition to the relationships between the Reporting Persons described in Items 2 and 5 of the Statement, GP IV is the sole general partner of OPI IV, pursuant to the terms of the limited partnership agreement of OPI IV.  Advisors is the sole managing member of GP IV, pursuant to the terms of the limited liability company agreement of GP IV.  Pursuant to these agreements and relationships, Advisors and GP IV have discretionary investment management authority with respect to the assets of OPI IV.  Such authority includes the power of GP IV to vote and otherwise dispose of securities purchased by OPI IV.  The number of shares of Common Stock attributable to OPI IV is 311,493.  Advisors and GP IV may each be considered to hold indirectly 311,493 shares of Common Stock.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement between OrbiMed Advisors LLC and OrbiMed Capital GP IV LLC.

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: March 19, 2019

OrbiMed Advisors LLC

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Capital GP IV LLC

By:	OrbiMed Advisors LLC its managing member

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP IV LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement between OrbiMed Advisors LLC and OrbiMed Capital GP IV LLC.